WISCONSIN ENERGY CORPORATION
2003 SUMMARY ANNUAL REPORT



We are invested...

Wisconsin Energy is a Fortune 500 company with $10 billion of assets. Our principal business is providing electric and natural gas service to customers across Wisconsin and the Upper Peninsula of Michigan.


1.93
1.86
2.23
1.44
2.31
2.06
'01
'02
'03

ADJUSTED EPS*
EPS
(IN DOLLARS)


68.1
66.0
64.5
'01
'02
'03

DEBT & TRUST
PREFERRED TO TOTAL CAPITAL
(IN PERCENT)


2.6
2.9
4.0
'01
'02
'03

MARKET VALUE
OF COMMON STOCK
(IN BILLIONS OF DOLLARS)


A
B
C
D
E

A.	COAL	58%
B.	NUCLEAR	25%
C.	PURCHASED POWER	14%
D.	HYDRO	2%
E.	GAS / OIL	1%

SOURCES OF ENERGY
SUPPLY FOR 2003


A
B
C
D
E

A.	RESIDENTIAL	36%
B.	SMALL COMMERCIAL & INDUSTRIAL	32%
C.	LARGE COMMERCIAL & INDUSTRIAL	26%
D.	RESALE TO MUNICIPALITIES	4%
E.	RESALE TO PUBLIC UTILITIES	2%

2003 ELECTRIC REVENUES
BY CUSTOMER CLASS


A
B
C
D

A.	RESIDENTIAL	64%
B.	COMMERCIAL & INDUSTRIAL	20%
C.	TRANSPORTATION	12%
D.	INTERRUPTIBLE & OTHER	4%

2003 GAS REVENUES
BY CUSTOMER CLASS

* EXCLUDES THE NET EFFECT OF ASSET SALES AND IMPAIRMENT CHARGES TOTALING $0.25 PER SHARE IN 2003, $0.79 PER SHARE IN 2002 AND $0.07 PER SHARE IN 2001.

Wisconsin Energy Corporation (NYSE: WEC), headquartered in Milwaukee, Wisconsin, is a holding company with $10 billion in assets and a diversified portfolio of businesses engaged in: electric generation; electric, natural gas, steam and water distribution; pump manufacturing; and other non-utility businesses.

The company serves more than one million electric customers in Wisconsin and the Upper Peninsula of Michigan and nearly one million natural gas customers, 460 steam customers and more than 2,600 water utility customers in Wisconsin through its utility businesses We Energies and Edison Sault Electric.

Wisconsin Energy Corporation manufactures, sells and distributes pumps, water treatment products and fluid-handling equipment through the global operations of its WICOR Industries subsidiaries: Sta-Rite, SHURflo and Hypro.

Through its non-utility subsidiaries, We Power, Wisvest, Minergy and WISPARK, the company is involved in energy development; conversion of high-volume wastes into value-added products, including renewable energy; and real estate development.


WE ENERGIES
ELECTRIC SERVICE AREAS
WE ENERGIES
NATURAL GAS SERVICE AREAS
EDISON SAULT ELECTRIC COMPANY
ELECTRIC SERVICE AREAS

		2003		2002
Operating Revenues (in billions)	$	4.1	$	3.7
Earnings Per Share	$	2.06	$	1.44
Adjusted Earnings Per Share*	$	2.31	$	2.23
Dividends Per Share	$	0.80	$	0.80
Average Shares Outstanding (in millions)		118.4		116.3
Market Price (year-end closing)	$	33.45	$	25.20
Total Market Value of Common Stock (year-end, in billions)	$	4.0	$	2.9

* EXCLUDES THE NET EFFECT OF ASSET SALES AND IMPAIRMENT CHARGES TOTALING $0.25 PER SHARE IN 2003 AND $0.79 PER SHARE IN 2002.


135
130
125
120
115
110
105
100
95
90
85
12/31/02
12/31/03
+ 32.7%
+ 20.5%
+ 19.0%

Relative Price Performance (%)

WISCONSIN ENERGY PRICE COMMON STOCK PERFORMANCE
(IN PERCENT)

- WISCONSIN ENERGY
- S & P ELECTRIC INDEX
- PHILADELPHIA UTILITY INDEX

TABLE OF CONTENTS

01 Letter to Shareholders
04 A Conversation with Gale Klappa: Thoughts on the Company and *Power the Future*
13 *Power the Future*
21 Operational Highlights
22 Financial Highlights
23 Condensed Consolidated Income Statements
24 Condensed Consolidated Balance Sheets
26 Condensed Consolidated Statements of Cash Flows
27 Independent Auditors' Report and Forward-Looking Statements
28 Shareholder Services and Information
30 Leadership
31 Board of Directors

DEAR WISCONSIN ENERGY SHAREHOLDER:

By any measure, 2003 was a year of solid progress for your company. We met our financial targets, advanced our growth strategy and generated strong total returns for our shareholders. Moreover, we set the stage for continued growth in 2004 and beyond.

We are convinced that our focused strategy – with *Power the Future* as its cornerstone – is working and that we have a strong leadership team in place to achieve our goals. Here are some of the most important accomplishments of 2003:

- Earnings per share of $2.31, as adjusted were in line with our plan.
- Our stock price reached $33.68 on Dec. 31, a five-year high.
- Total return to shareholders was 36.4 percent, strongly outperforming the Standard & Poor's Electric Index and the Philadelphia Utility Index.
- We raised more than $100 million from the sale of non-core assets.
- We strengthened our balance sheet and increased our common equity ratio from 33.5 percent at the end of 2002 to 35 percent at year-end 2003.

MANUFACTURING, DIVIDEND ACTIONS

In early 2004, we also announced the sale of our pump and water systems business – known as WICOR Industries – to Pentair, Inc., for $850 million. Selling this operation will allow us to focus on our core energy business, reduce debt, largely eliminate any need to issue common stock and enable us to repurchase approximately $50 million of our outstanding shares.

Based on our strong financial position and confidence in the company's future, our board of directors voted in early 2004 to increase the quarterly dividend on our common stock by 5 percent to $0.21 per share. The new annual dividend rate will be $0.84 per share.

Wisconsin Energy operates growing electric and natural gas franchises that will be enhanced by our *Power the Future* program. As we continue our efforts to reduce business and financial risk, we believe we have the ability to deliver among the best risk-adjusted returns in the energy industry over the next decade.

POWER THE FUTURE ADVANCES

Our *Power the Future* plan got a big boost last November when the Public Service Commission of Wisconsin (PSCW) issued a formal written order for two 615-megawatt, coal-fueled generating units at our Elm Road site in the city of Oak Creek, just south of Milwaukee. These units are in addition to the two 545-megawatt natural gas-fueled units at our Port Washington Power Plant that the PSCW approved in 2002. Construction at Port Washington is continuing, and the first unit is expected to go online in 2005. The first Oak Creek unit is expected to go into service in 2009.

The Elm Road expansion will employ baseload units, those that run continuously to meet demand. The Port Washington Units will be intermediate-load, operating when demand is higher.

When these projects are complete, customers will receive the reliable, reasonably priced and environmentally responsible power our region needs. Investors will benefit from the nearly $135 million we expect to add to our earnings base once all the new natural gas and coal units are operational for a full year.

On the environmental front, we have committed millions of dollars to protect the air, land and water. We plan to reduce emissions across our generating system by more than 65 percent over the next seven years. In addition, we will have a diversified mix of fuel sources that will best serve our region's needs.

UTILITY BUSINESS ACCOMPLISHMENTS

Our utility business met a range of customer and environmental goals in 2003.

- We completed the Ixonia natural gas lateral, which should save customers more than $48 million in the first 10 years of operation. The lateral connects the Guardian Pipeline to our distribution system in Brookfield and Germantown, Wisconsin.
- We received the prestigious ReliabilityOne™ Award for the second straight year as the most reliable utility in the Midwest.
- Our Pleasant Prairie Power Plant reached a milestone, displacing more than 1,000 railcars of coal by reclaiming the energy from ash that would otherwise have been placed in landfills.

In addition, Wisconsin Energy was recognized as one of 18 American companies for excellence in corporate governance.

Throughout our business, we have made customer satisfaction a major priority. We've emphasized what it takes to succeed: customer focus, a sense of urgency, financial discipline and personal responsibility for results.

We're also proud of the impact our company has had on the economic, civic and cultural life of the communities we serve. In this report, you will see examples of how we are supporting key elements of Wisconsin's diverse economy.

In early 2004, we initiated a transition in leadership when I, Dick Abdoo, announced my retirement as chairman and chief executive officer effective April 30. I am proud to have served our company for 29 years, including 13 years as chairman and CEO. The last several years have seen a tremendous amount of change in the energy industry and at Wisconsin Energy Corporation. Our company has thrived during this tumultuous time by focusing on its core businesses. We are in strong shape financially, have a competent and committed workforce, and our *Power the Future* strategy is on track. I know that the new management team, led by Gale Klappa, has the experience, skills and determination to ensure our company's continued success.

In closing, we thank our customers for allowing us to serve them, our 9,000 employees for their dedication and you, our shareholders, for your trust and support.

RICHARD A. ABDOO
Chairman and Chief Executive Officer

GALE E. KLAPPA
President

March 16, 2004



"The highest priority of our management team is to generate even higher levels of customer satisfaction. The success of any enterprise begins and ends with satisfied customers. My long-term goal is for our company to be the industry leader in customer satisfaction."

01

WHAT DO YOU SEE AS OUR COMPANY'S MAJOR ACCOMPLISHMENTS IN 2003?

One of our major achievements was securing Public Service Commission approval for the second leg of our *Power the Future* plan. There is a real need in Wisconsin for new generating capacity as our economy continues to grow, so our customers and shareholders will clearly benefit from the large construction projects we're undertaking. The program includes two natural gas-fueled units at our Port Washington site north of Milwaukee and two coal-fueled units that the commission authorized us to build at our Oak Creek site south of Milwaukee in its November 2003 decision.

We also continued to strengthen our electric and natural gas distribution networks during 2003, rededicated the company to high levels of customer service, and made good progress in selling assets that no longer fit our core strategy.

02

HOW CONFIDENT ARE YOU IN THE COMPANY'S ABILITY TO EXECUTE OUR *POWER THE FUTURE* PLAN?

It will take more than seven years to complete all the work. So naturally, we expect that there will be bumps along the road, including the legal challenges that have been filed by those who do not support the commission's decision. However, I'm confident we can execute the plan successfully.

In the coming year, we'll be focused on obtaining all the necessary environmental permits for our new coal-fueled plants. We'll also focus our efforts on achieving on-time and on-budget construction. There's no question in my mind that we have the skill and talent to achieve those objectives.



03
WHAT IMPACT WILL *POWER THE FUTURE* HAVE ON FUTURE EARNINGS?

Power the Future represents a major investment for our company. As a result, the program's financial impact will be significant. As we told Wall Street last fall when we received the Oak Creek order, we expect to add nearly $135 million to our earnings base once all the new natural gas and coal units are operational in 2011. This represents about a 50 percent increase from our 2003 earnings. Of course, to achieve those results, we have to keep the projects on time and on budget.

04
WHAT ARE YOUR MAJOR PRIORITIES?

The highest priority of our management team is to generate even higher levels of customer satisfaction. The success of any enterprise begins and ends with satisfied customers. My long-term goal is for our company to be the industry leader in customer satisfaction. From an investor perspective, it's no coincidence that companies that are the best at satisfying customers are also the ones that provide the best returns to shareholders over the long run.

05
HOW CAN THE COMPANY IMPROVE CUSTOMER SATISFACTION?

It all comes down to two things – focus and execution. And we're well on our way toward making major improvements. For example, during 2003 we reduced by 15 percent the average time it takes to restore a customer who has experienced a power outage. Again, we must focus on exceeding our customers' expectations and then go out and deliver results.

06

WHY DID YOU DECIDE TO SELL YOUR PUMP MANUFACTURING BUSINESS?

We felt that the timing was right, especially with our *Power the Future* program beginning to ramp up. At $850 million, we received a very fair price for WICOR Industries, and WICOR Industries will now become an important part of a company that is focused on expanding in the water systems business.

For Wisconsin Energy, the sale will allow us to focus on our core energy business and reduce debt. It will help us fund our new generating units and upgrades to our distribution system. And we will be able to repurchase approximately $50 million of our common stock.

07

DO YOU SEE ASSET SALES CONTINUING?

Yes. We expect asset sales to proceed as we continue to focus on the growth and development of our core business. In 2003, we sold about $100 million of non-core assets. Since announcing our growth strategy in 2000, we have divested more than $1 billion of non-core assets.

08

YOU'VE WORKED IN THE ENERGY INDUSTRY FOR NEARLY 30 YEARS AND YOU'VE BEEN HERE NEARLY A YEAR. WHAT ARE YOUR IMPRESSIONS OF WISCONSIN ENERGY?

I've been very impressed with the organization and its people. It's clear that Wisconsin Energy has the talent and the resources to be one of the premier companies in our industry. We have a great future ahead of us. Our strategy is sound. The opportunities are at hand. Now our job is to stay on track and execute the plan. From what I've seen over the last year, I have every confidence we can do just that.

We are invested in...

the diversity and strength of Wisconsin's economy. With a population of more than 5 million people – and more than 300,000 college students – the state is home to 11 Fortune 500 companies, including Wisconsin Energy Corporation. These firms cover a broad spectrum of American commerce... from high tech and manufacturing to service and retail. We are building a strong energy infrastructure that is powering the state's continued growth and development.



ROCKWELL AUTOMATION

Rockwell Automation is a major supplier of automated power, control and information solutions to customers in more than 80 countries.


technology
Power



Manpower is a world leader in the employment services industry, serving more than 400,000 customers in 66 countries, and providing jobs to more than 2 million people each year.


service

Harley-Davidson, Inc., is the only major U.S.-based motorcycle manufacturer and the leading seller of heavyweight motorcycles.


manufacturing

Northwestern Mutual, with $114 billion in assets and $16.5 billion in revenues, along with its subsidiaries and affiliates, offers insurance, investment products and advisory services.


finance



GE Healthcare is a $10 billion global leader in medical imaging, point-of-care systems, healthcare services and informational technology.


healthcare
Discovery LS

Kohl's Corporation is a $10.2 billion family-focused, value-oriented department store that operates 542 retail outlets in 36 states.

KOHL'S


retail

Marquette University, a nationally ranked institution with more than 11,000 students from all 50 states and around the world, has been educating men and women for more than 120 years.


education

Power the Future

In 2003, Wisconsin Energy's *Power the Future* plan moved forward on several fronts. The company gained approval for the second phase of the plan – the first coal-fueled units to be built in Wisconsin in nearly two decades – and began building the first natural gas-fueled units at its Port Washington site. Through *Power the Future*, the company will provide the *reliable, reasonably priced and environmentally responsible* energy needed to support the region's economic growth.

THE NEED

Our region and state face an emerging energy shortage that must be addressed in order to meet our customers' needs. Electricity consumption is increasing by a rate of 2.5 percent to 3 percent per year due to population growth, business expansion and higher usage among all customer segments. On Aug. 21, 2003, our system achieved an all-time generating peak of 6,379 megawatts. This represents nearly 300 megawatts more than our existing system is designed to provide. With the continued growth in our customers' usage and that of others throughout Wisconsin, the state will require an additional 7,000 megawatts by 2016.



0
(1,000)
(2,000)
(3,000)
(4,000)
(5,000)
(6,000)
(7,000)
(8,000)
'04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16

WISCONSIN'S PROJECTED GENERATION SHORTFALL*
(IN MEGAWATTS)

* SOURCE: PUBLIC SERVICE COMMISSION OF WISCONSIN

THE SOLUTION: NEW GENERATION

To meet this growing demand, our *Power the Future* plan adds more than 2,000 megawatts of generation to our system by 2010. At our Port Washington Power Plant, we are replacing older coal-based generating units with two natural-gas, intermediate-load units. In addition, we are expanding our Oak Creek site with two supercritical pulverized coal units. This $2.5 billion of new generation will be added in phases through the year 2010. When completed, our total generation will expand from about 6,000 megawatts today to approximately 8,000 megawatts in 2010.



2,120
1,605
1,090
545
0
'05 '06 '07 '08 '09 '10 '11 '12

NEW GENERATING CAPACITY EXPANSION PLAN
(IN MEGAWATTS)

- □ PORT WASHINGTON UNIT #1 545 MW NATURAL GAS CC[1]
- ■ PORT WASHINGTON UNIT #2 545 MW NATURAL GAS CC[1]
- ■ ELM ROAD UNIT #1* 515 MW PULVERIZED COAL[2]
- □ ELM ROAD UNIT #2* 515 MW PULVERIZED COAL[2]

[1] APPROVED BY THE PSCW IN DECEMBER 2002. TIMING OF PORT WASHINGTON UNIT #2 SUBJECT TO UPDATED LOAD FORECAST.

[2] APPROVED BY THE PSCW IN NOVEMBER 2003.

* APPROXIMATELY $350 MILLION IS EXPECTED TO BE INVESTED IN TWO COAL UNITS BY MGE / WPPI FOR 200 MW OF CAPACITY.

CONTRACT AND FINANCIAL TERMS*

Construction of 1,090 MW for two natural gas, intermediate-load units will require an investment of $640 million. These units will have a 25-year lease with the utility which will operate the facilities and purchase the fuel. The capital structure will have a 53 percent equity component and a return on equity of 12.7 percent. Construction of two coal-fueled baseload units with a total capacity of 1,230 MW, will require us to invest $1.8 billion. These units will have a 30-year lease with the utility, a 55 percent equity component and a return on equity of 12.7 percent.

	NATURAL GAS	COAL
STATUS	Approved by PSCW December 2002	Approved by PSCW November 2003
TOTAL MWs	1,090 MW	1,030 MW
TOTAL INVESTMENT	$640 million	$1.8 billion
RETURN ON EQUITY	12.7%	12.7%
EQUITY PERCENTAGE	53%	55%
INITIAL LEASE TERM	25 years	30 years

* *$135 MILLION IS EXPECTED TO BE ADDED TO THE ANNUAL EARNINGS BASE IN THE FIRST FULL YEAR THAT ALL OF THE PLANTS ARE OPERATIONAL.* THIS EARNINGS LEVEL, AS WELL AS THE CONTRACT AND FINANCIAL TERMS ABOVE, ASSUME 200 MW OF THE TOTAL CAPACITY OF THE COAL-FUELED UNITS IS OWNED BY MGE / WPPI.

ECONOMIC BENEFIT

The construction of four new generating units will be the largest construction project ever undertaken in Wisconsin. The state and the region stand to benefit significantly from the economic impact of this vital project.

The investment in the electric infrastructure in Wisconsin will ensure that businesses wishing to locate or expand in the state will have the reliable and reasonably priced energy they require to be successful.



JOBS

Power the Future will require more than 950 union construction jobs over the next decade, including more than $800 million in payroll. The project will stimulate Wisconsin's economy by creating an additional 1,600 non-construction-related jobs in industries that support construction.



IMPROVED POWER PLANTS

We are investing in our existing power plants to improve efficiency and environmental controls. These improvements will contribute to an overall reduction in emissions and an increase in electricity production. The equipment shown is being installed on our Pleasant Prairie Power Plant where it will reduce nitrogen oxide emissions by 90 percent and sulfur dioxide emissions by 95 percent.



UPGRADING THE DELIVERY SYSTEM

We are investing in our power delivery system to meet the needs of our digital society. These improvements include rebuilding thousands of miles of power lines, adding more than a dozen new substations, and implementing new technologies to better monitor and maintain power delivery. In 2003, We Energies won the prestigious ReliabilityOne™ Award for the most reliable service in the Midwest.



COMMITMENT TO A CLEANER AND HEALTHIER ENVIRONMENT

We have been reducing emissions from our power plants for many years. The most dramatic reductions have come in the last decade. Existing power plants are being fitted with new environmental control equipment to further reduce emissions from 2000 levels. When our *Power the Future* plan is complete, our system-wide emissions of sulfur dioxide and nitrogen oxide are expected to be reduced by more than 65 percent, mercury by more than 60 percent and particulate matter by more than 30 percent from 2000 levels. At the same time, we will generate approximately 50 percent more electricity. The new units at the Oak Creek site will be equipped with the most modern technology available and, as a result, will be one of the cleanest plants of its type in the country.


180
160
140
120
100
80
60
40
20
0
65%
'00
'13

WE ENERGIES SYSTEM EMISSIONS
EMISSIONS (1000 TONS)

□ SO_2 - SULFUR DIOXIDE
■ NO_x - NITROGEN OXIDE
□ PM - PARTICULATE MATTER
■ Hg* - MERCURY

ASSUMES 1,230 MEGAWATTS OF NEW COAL UNITS AND THE RETIREMENT OF SEVERAL OLDER COAL UNITS.

* MERCURY (HG) EMISSIONS ARE SEVERAL HUNDRED POUNDS (VS. TONS) AND THEREFORE ARE NOT VISIBLE ON THIS CHART.

	2003	2002	2001
OPERATING DATA			
Electric Utility Sales (thousands of megawatt-hours)			
Residential	8,099.3	8,310.9	7,773.4
Small Commercial / Industrial	8,740.6	8,719.5	8,595.4
Large Commercial / Industrial	11,401.8	11,129.6	11,177.6
Other	2,941.7	2,702.6	3,516.2
Total Electric Utility Sales	31,183.4	30,862.6	31,062.6
Electric Peak Demand (megawatts)	6,379	6,231	6,298
Electric Customers – End of Year	1,090,513	1,078,710	1,066,275
Gas Utility Deliveries (millions of therms)			
Residential	853.7	817.1	756.3
Commercial / Industrial	492.5	463.1	427.7
Interruptible	27.5	29.4	25.8
Total Gas Sold	1,373.7	1,309.6	1,209.8
Transported Gas	797.5	811.7	787.4
Total Gas Utility Deliveries	2,171.2	2,121.3	1,997.2
Gas Peak Demand (dekatherms)			
Wisconsin Electric	718,046	628,272	517,632
Wisconsin Gas	859,532	759,066	714,413
Gas Customers – End of Year	998,201	982,066	966,817
Manufacturing Operating Revenues (millions of dollars)			
Domestic	$ 533.2	$ 507.6	$ 444.9
International	212.9	177.6	140.2
Total Manufacturing Operating Revenues	$ 746.1	$ 685.2	$ 585.1
Total Employees – End of Year (full- and part-time)	8,991	9,258	9,459
Degree Days			
Heating (6,721 normal)	7,063	6,551	6,338
Cooling (728 normal)	606	897	711

(Millions of Dollars, Except Financial Ratios and Other Data)	2003	2002	2001
FINANCIAL DATA			
Total Operating Revenues	$ 4,054.3	$ 3,736.2	$ 3,928.5
Net Income	$ 244.3	$ 167.0	$ 219.0
Total Assets			
Utility energy segment	$ 8,315.1	$ 7,832.2	$ 7,549.4
Non-utility energy segment	397.6	348.7	649.0
Manufacturing segment	937.0	924.5	907.9
Other	376.0	372.2	347.9
Total Assets	$ 10,025.7	$ 9,477.6	$ 9,454.2
Total Debt (includes long-term debt, current maturities of long-term debt, short-term debt and trust preferred securities)	$ 4,351.4	$ 4,223.9	$ 4,472.0
Cash Provided by Operating Activities	$ 623.9	$ 711.3	$ 570.6
Capital Expenditures	$ 659.4	$ 556.8	$ 672.5
Capitalization Ratios – End of Year			
Common equity	35.0%	33.4%	31.3%
Preferred stock	0.5%	0.5%	0.5%
Long-term debt (includes current and trust preferred securities)	55.5%	51.2%	59.8%
Short-term debt	9.0%	14.9%	8.4%
COMMON EQUITY DATA			
Earnings per Share of Common Stock			
Basic	$ 2.09	$ 1.45	$ 1.87
Diluted	$ 2.06	$ 1.44	$ 1.86
Return on Average Common Equity	10.8%	8.1%	10.7%
Dividends per Share of Common Stock	$ 0.80	$ 0.80	$ 0.80
Payout Ratio (calculated using the annualized current quarterly dividend and EPS for the 12-month period)	38.8%	55.6%	43.0%
Common Stock Price per Share – End of Year Close	$ 33.45	$ 25.20	$ 22.56
Price Earnings Ratio	16.2	17.5	12.1
Book Value per Share of Common Stock – End of Year	$ 19.92	$ 18.44	$ 17.81
Average Common Shares Outstanding (millions)			
Basic	117.1	115.4	117.1
Diluted	118.4	116.3	117.9

Senior Unsecured Debt Ratings at December 31, 2003 [(a)]	**WEC**	**WE/WG**
Moody's	A3	A1
Standard & Poor's	BBB+	A-
Fitch	A-	A+

(a) THE CURRENT RATINGS OUTLOOKS FOR WISCONSIN ENERGY CORPORATION (WEC), WISCONSIN ELECTRIC POWER COMPANY (WE) AND WISCONSIN GAS COMPANY (WG) ARE STABLE.

Year Ended December 31 (Millions of Dollars, Except Per Share Amounts)	2003	2002	2001
Operating Revenues			
Utility energy	$ 3,263.9	$ 2,852.1	$ 2,964.8
Non-utility energy	14.4	167.2	337.3
Manufacturing	746.1	685.2	585.1
Other	29.9	31.7	41.3
Total Operating Revenues	4,054.3	3,736.2	3,928.5
Operating Expenses			
Fuel and purchased power	570.8	594.1	660.1
Cost of gas sold	863.3	574.9	823.8
Cost of goods sold	557.6	513.2	434.7
Other operation and maintenance	1,031.5	1,046.1	978.3
Depreciation, decommissioning and amortization	332.3	320.6	342.1
Property and revenue taxes	82.4	87.8	84.6
Asset valuation charges, net	45.6	141.5	–
Total Operating Expenses	3,503.5	3,278.2	3,323.6
Operating Income	550.8	458.0	604.9
Other Income, Net	43.5	43.9	0.6
Financing Costs	214.9	229.2	246.6
Income Before Income Taxes and the Cumulative Effect of Change in Accounting Principle	379.4	272.7	358.9
Income Taxes	135.1	105.7	150.4
Income Before Cumulative Effect of Change in Accounting Principle	244.3	167.0	208.5
Cumulative Effect of Change in Accounting Principle, Net of Tax	–	–	10.5
Net Income	$ 244.3	$ 167.0	$ 219.0
Earnings Per Share Before Change in Accounting Principle			
Basic	$ 2.09	$ 1.45	$ 1.78
Diluted	$ 2.06	$ 1.44	$ 1.77
Earnings Per Share			
Basic	$ 2.09	$ 1.45	$ 1.87
Diluted	$ 2.06	$ 1.44	$ 1.86
Weighted Average Common Shares Outstanding (millions)			
Basic	117.1	115.4	117.1
Diluted	118.4	116.3	117.9

Year Ended December 31 (Millions of Dollars)	2003	2002	2001
Operating Activities			
Net income	$ 244.3	$ 167.0	$ 219.0
Reconciliation to cash			
Depreciation, decommissioning and amortization	383.4	361.8	377.5
Asset valuation charges	59.4	141.5	–
Losses (gains) on asset sales, net	(13.8)	3.6	(27.5)
Deferred income taxes and investment tax credits, net	70.9	(25.0)	(12.8)
Litigation refund	–	116.4	–
Change in other working capital	(104.3)	(16.2)	(36.9)
Other	(16.0)	(37.8)	51.3
Cash Provided by Operating Activities	623.9	711.3	570.6
Investing Activities			
Capital expenditures	(659.4)	(556.8)	(672.5)
Asset sales, net of acquisitions and investments	48.3	270.3	258.7
Other	(56.1)	(79.3)	(65.3)
Cash Used in Investing Activities	(667.2)	(365.8)	(479.1)
Financing Activities			
Change in common equity, net	56.1	0.3	(82.0)
Dividends paid on common stock	(93.7)	(92.4)	(93.8)
Change in debt, net	114.5	(256.8)	102.6
Other	(23.7)	–	(11.8)
Cash Provided by (Used in) Financing Activities	53.2	(348.9)	(85.0)
Change in Cash and Cash Equivalents	9.9	(3.4)	6.5
Cash and Cash Equivalents at Beginning of Year	43.6	47.0	40.5
Cash and Cash Equivalents at End of Year	$ 53.5	$ 43.6	$ 47.0
Supplemental Information – Cash Paid For			
Interest, net of amount capitalized	$ 205.7	$ 235.6	$ 228.3
Income taxes, net of refunds	$ 100.0	$ 90.9	$ 166.8

Year Ended December 31 (Millions of Dollars, Except Per Share Amounts)	2003	2002	2001
Operating Revenues			
Utility energy	$ 3,263.9	$ 2,852.1	$ 2,964.8
Non-utility energy	14.4	167.2	337.3
Manufacturing	746.1	685.2	585.1
Other	29.9	31.7	41.3
Total Operating Revenues	4,054.3	3,736.2	3,928.5
Operating Expenses			
Fuel and purchased power	570.8	594.1	660.1
Cost of gas sold	863.3	574.9	823.8
Cost of goods sold	557.6	513.2	434.7
Other operation and maintenance	1,031.5	1,046.1	978.3
Depreciation, decommissioning and amortization	332.3	320.6	342.1
Property and revenue taxes	82.4	87.8	84.6
Asset valuation charges, net	45.6	141.5	–
Total Operating Expenses	3,503.5	3,278.2	3,323.6
Operating Income	550.8	458.0	604.9
Other Income, Net	43.5	43.9	0.6
Financing Costs	214.9	229.2	246.6
Income Before Income Taxes and the Cumulative Effect of Change in Accounting Principle	379.4	272.7	358.9
Income Taxes	135.1	105.7	150.4
Income Before Cumulative Effect of Change in Accounting Principle	244.3	167.0	208.5
Cumulative Effect of Change in Accounting Principle, Net of Tax	–	–	10.5
Net Income	$ 244.3	$ 167.0	$ 219.0
Earnings Per Share Before Change in Accounting Principle			
Basic	$ 2.09	$ 1.45	$ 1.78
Diluted	$ 2.06	$ 1.44	$ 1.77
Earnings Per Share			
Basic	$ 2.09	$ 1.45	$ 1.87
Diluted	$ 2.06	$ 1.44	$ 1.86
Weighted Average Common Shares Outstanding (millions)			
Basic	117.1	115.4	117.1
Diluted	118.4	116.3	117.9

December 31 (Millions of Dollars)	2003	2002
ASSETS		
Property, Plant and Equipment		
Utility energy	$ 7,890.4	$ 7,368.7
Non-utility energy	179.8	182.5
Manufacturing	188.9	164.5
Other	272.2	243.0
Accumulated depreciation	(3,090.4)	(2,891.8)
	5,440.9	5,066.9
Construction work in progress	302.2	274.0
Leased facilities, net	104.6	110.3
Nuclear fuel, net	78.4	63.2
Net Property, Plant and Equipment	5,926.1	5,514.4
Investments		
Nuclear decommissioning trust fund	674.4	550.0
Other	277.2	306.6
Total Investments	951.6	856.6
Current Assets		
Cash and cash equivalents	53.5	43.6
Accounts receivable, net	473.5	479.2
Accrued revenues	212.2	209.1
Materials, supplies and inventories	514.8	455.1
Prepayments and other assets	182.0	152.7
Total Current Assets	1,436.0	1,339.7
Deferred Charges and Other Assets		
Regulatory assets	612.3	649.5
Goodwill, net	835.9	833.1
Other	263.8	284.3
Total Deferred Charges and Other Assets	1,712.0	1,766.9
Total Assets	$ 10,025.7	$ 9,477.6

December 31 (Millions of Dollars)	2003	2002
CAPITALIZATION AND LIABILITIES		
Capitalization		
Common equity	$ 2,358.6	$ 2,139.4
Preferred stock of subsidiary	30.4	30.4
Company-obligated mandatorily redeemable preferred securities of subsidiary trust holding solely debentures of the Company	–	200.0
Long-term debt	3,574.3	3,030.5
Total Capitalization	5,963.3	5,400.3
Current Liabilities		
Long-term debt due currently	167.2	40.3
Short-term debt	609.9	953.1
Accounts payable	300.8	317.6
Accrued expenses	161.2	189.4
Other	149.0	125.5
Total Current Liabilities	1,388.1	1,625.9
Deferred Credits and Other Liabilities		
Regulatory liabilities	887.7	326.0
Asset retirement obligations	732.0	–
Cost of removal obligations	–	1,115.6
Deferred income taxes – long term	647.5	568.0
Other	407.1	441.8
Total Deferred Credits and Other Liabilities	2,674.3	2,451.4
Commitments and Contingencies	–	–
Total Capitalization and Liabilities	$ 10,025.7	$ 9,477.6

Year Ended December 31 (Millions of Dollars)	2003	2002	2001
Operating Activities			
Net income	$ 244.3	$ 167.0	$ 219.0
Reconciliation to cash			
Depreciation, decommissioning and amortization	383.4	361.8	377.5
Asset valuation charges	59.4	141.5	–
Losses (gains) on asset sales, net	(13.8)	3.6	(27.5)
Deferred income taxes and investment tax credits, net	70.9	(25.0)	(12.8)
Litigation refund	–	116.4	–
Change in other working capital	(104.3)	(16.2)	(36.9)
Other	(16.0)	(37.8)	51.3
Cash Provided by Operating Activities	623.9	711.3	570.6
Investing Activities			
Capital expenditures	(659.4)	(556.8)	(672.5)
Asset sales, net of acquisitions and investments	48.3	270.3	258.7
Other	(56.1)	(79.3)	(65.3)
Cash Used in Investing Activities	(667.2)	(365.8)	(479.1)
Financing Activities			
Change in common equity, net	56.1	0.3	(82.0)
Dividends paid on common stock	(93.7)	(92.4)	(93.8)
Change in debt, net	114.5	(256.8)	102.6
Other	(23.7)	–	(11.8)
Cash Provided by (Used in) Financing Activities	53.2	(348.9)	(85.0)
Change in Cash and Cash Equivalents	9.9	(3.4)	6.5
Cash and Cash Equivalents at Beginning of Year	43.6	47.0	40.5
Cash and Cash Equivalents at End of Year	$ 53.5	$ 43.6	$ 47.0
Supplemental Information – Cash Paid For			
Interest, net of amount capitalized	$ 205.7	$ 235.6	$ 228.3
Income taxes, net of refunds	$ 100.0	$ 90.9	$ 166.8

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND THE STOCKHOLDERS OF WISCONSIN ENERGY CORPORATION:

We have audited the consolidated balance sheets and consolidated statements of capitalization of Wisconsin Energy Corporation and its subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, common equity, and cash flows for the years then ended. Such consolidated financial statements and our report thereon dated February 20, 2004, expressing an unqualified opinion and including an explanatory paragraph concerning the Company's change in its accounting for goodwill, other intangible assets and asset retirement obligations (which are not included herein), are included in Appendix B to the proxy statement for the 2004 annual meeting of stockholders. The accompanying condensed consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2003 and 2002, and the related condensed consolidated statements of income and cash flows for the years then ended is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived. We have not audited the consolidated financial statements of Wisconsin Energy Corporation for the year ended December 31, 2001, and accordingly, we express no opinion on the condensed consolidated financial statements for 2001.

Deloitte & Touche LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
February 20, 2004

FORWARD-LOOKING STATEMENTS

Some matters discussed in this document, including estimates of future earnings, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to various risks, uncertainties and assumptions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions; business, competitive and regulatory conditions in the deregulating and consolidating energy industry, in general, and in the Company's utility service territories; regulatory decisions; availability of the Company's generating facilities; changes in purchased power costs and supply availability; changes in coal or natural gas prices and supply availability; the ability to recover fuel and purchased power costs; unusual weather; risks associated with non-utility diversification; obtaining necessary regulatory approvals and investment capital to implement the Company's *Power the Future* strategy; the timing and extent to which anticipated synergy benefits from the WICOR merger are realized; disposition of legal proceedings; foreign governmental, economic, political and currency risks; continuation of the common stock repurchase plan and the other cautionary factors described in the Management's Discussion and Analysis of Financial Condition and Results of Operations in Wisconsin Energy Corporation's Form 10-K for the year ended December 31, 2003 and other factors described from time to time in the Company's reports to the Securities and Exchange Commission.

STOCK LISTING AND TRADING

Wisconsin Energy Corporation common stock, ticker symbol WEC, is listed on the New York Stock Exchange. Daily trading prices and volume can be found in the NYSE Composite section of most major newspapers, usually abbreviated as WI Engy.

WWW.WISCONSINENERGY.COM

Wisconsin Energy Corporation's Internet site contains information about the company, its subsidiaries and business segments. It also provides direct access to news releases, annual reports, regulatory filings and other company-related information. At this site, you can request financial publications, submit questions and sign up for the Release Alert Service to receive timely news about the company.

SHAREHOLDER ACCOUNT INQUIRIES

Questions about your shareholder account, the Stock Plus Investment Plan, stock ownership changes and other account-specific questions should be addressed to Wisconsin Energy's transfer agent, The Bank of New York. You can reach them by telephone, Internet or mail as follows:

SHAREHOLDER HOTLINE

Call (800) 558-9663 anytime to receive information about your account balance, year-to-date dividend payments, company news, and other pre-recorded information. To speak directly with a shareholder services representative about specific issues, you may do so during any business day between the hours of 7 a.m. and 7 p.m. Central Standard Time.

WWW.STOCKBNY.COM

The Bank of New York's Internet site provides online access to your shareholder account, commonly used forms and current information on Wisconsin Energy Corporation's Stock Plus Investment Plan. You can also take advantage of electronic proxy voting and other electronic services.

WRITTEN INQUIRIES

Any written inquiries or instructions about your account should be mailed to the following address:

Wisconsin Energy Corporation
c/o The Bank of New York
Church Street Station
P.O. Box 11258
New York, NY 10286-1258

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The company's Stock Plus Investment Plan allows shareholders and new investors to purchase Wisconsin Energy common stock directly at market prices, without brokerage commissions. You can invest cash and / or reinvest all or a portion of your dividends into this plan. As a convenience, Stock Plus allows participants to automatically make regular monthly investments through electronic bank transfers. You can obtain a prospectus and enrollment form for the Stock Plus Investment Plan through The Bank of New York as noted above. This is not an offer to sell, or a solicitation of an offer to buy any securities. Any stock offering will be made only by prospectus.

DIVIDEND PAYMENT INFORMATION

Dividends, as declared by the board of directors, are generally payable on the first day of March, June, September and December. You may choose to receive your dividends in cash, have them electronically deposited to your checking or savings account, or reinvest all or a portion of your dividends to purchase additional shares of company stock through the Stock Plus Investment Plan.

CHANGING OWNERSHIP OF SHAREHOLDER ACCOUNTS

In most circumstances to change the registration (ownership) of your account, you must provide the name, address and taxpayer identification number of the new owner; endorse the stock certificates; have your signature medallion-guaranteed; and send the certificates to The Bank of New York using registered mail. You may also be required to submit other documentation and identifying information. Since no single stock transfer procedure covers all possible situations, please contact The Bank of New York for specific instructions.

REPLACING LOST STOCK CERTIFICATES

Stock certificates are valuable documents and should be kept in a safe deposit box or other secure place. If a certificate is lost, stolen or destroyed, notify The Bank of New York immediately so that a "stop transfer" can be placed on the certificate and the process for receiving a replacement can be started. You may be required to obtain and pay for an indemnity bond.

Participants in Stock Plus are encouraged to submit their stock certificates to The Bank of New York for "safekeeping" in the plan. Please keep a list of the certificates turned in and any other information that may be required for income taxes.

TAXPAYER IDENTIFICATION NUMBER

Federal law requires that every shareholder account have a certified Taxpayer Identification Number (TIN) such as a Social Security Number. If your account does not have a certified TIN, the company is required to withhold 31 percent of your dividends and turn it over to the Internal Revenue Service for federal income tax purposes.

ANNUAL MEETING AND VOTING OF PROXIES

The 2004 Annual Meeting of Shareholders will be held May 5, 2004 at 10 a.m. Central Standard Time at:

Wisconsin Exposition Center
State Fair Park
8200 W. Greenfield Ave.
West Allis, WI 53214

Detailed information is contained in the Notice of Annual Meeting and Proxy Statement that is provided to each shareholder entitled to vote at the meeting. You can conveniently vote your proxy through the Internet at www.proxyvotenow.com/wec, by telephone or by submitting a paper proxy.

ADDITIONAL INFORMATION

Individual investors may obtain a free copy of Wisconsin Energy Corporation's Annual Report on Form 10-K to the Securities and Exchange Commission by directly contacting the company at:

Shareholder Relations
Wisconsin Energy Corporation
231 W. Michigan St., P409
Milwaukee, WI 53203
(800) 881-5882

Securities analysts and institutional investors should call Wisconsin Energy Corporation's Investor Relations Line at (414) 221-2592.

2003 STOCK PRICES AND DIVIDENDS

Quarter	High	Low	Dividend
First	$ 26.60	$ 22.56	$ .20
Second	$ 29.75	$ 25.00	.20
Third	$ 30.75	$ 26.54	.20
Fourth	$ 33.68	$ 30.63	.20
Year	$ 33.68	$ 22.56	$ .80

2004 KEY DATES

Quarter	Anticipated Dividend Record Dates	Anticipated Dividend Payment Dates
First	Feb. 13, 2004	March 1, 2004
Second	May 14, 2004	June 1, 2004
Third	Aug. 13, 2004	Sept. 1, 2004
Fourth	Nov. 12, 2004	Dec. 1, 2004

2004 Annual Meeting of Shareholders May 5, 2004

OFFICERS OF WISCONSIN ENERGY CORPORATION

RICHARD A. ABDOO*
Chairman of the Board and Chief Executive Officer

GALE E. KLAPPA*
President

FREDERICK D. KUESTER
President - Generation Group

ALLEN L. LEVERETT
Chief Financial Officer

LARRY SALUSTRO
Senior Vice President and General Counsel

JAMES R. KLAUSER
Senior Vice President

KRISTINE M. KRAUSE
Vice President - Environmental

WALTER J. KUNICKI
Vice President

KRISTINE A. RAPPÉ
Vice President and Corporate Secretary

RICHARD J. WHITE
Vice President

ARTHUR A. ZINTEK
Vice President

STEPHEN P. DICKSON
Controller

JEFFREY P. WEST
Treasurer

KEITH H. ECKE
Assistant Corporate Secretary

RALPH W. KANE
Assistant Vice President - Tax

DENNIS J. MASTRICOLA
Assistant Treasurer

JAMES A. SCHUBILSKE
Assistant Treasurer

BOARD COMMITTEES

EXECUTIVE COMMITTEE
Richard A. Abdoo (chair)*
John F. Bergstrom
Barbara L. Bowles
Robert A. Cornog
Frederick P. Stratton Jr.

AUDIT AND OVERSIGHT COMMITTEE
Barbara L. Bowles (chair)
John F. Bergstrom
Robert A. Cornog
Ulice Payne Jr.
Frederick P. Stratton Jr.

COMPENSATION COMMITTEE
John F. Bergstrom (chair)
John F. Ahearne
Willie D. Davis

CORPORATE GOVERNANCE COMMITTEE
Willie D. Davis (chair)
Barbara L. Bowles
Robert A. Cornog

FINANCE COMMITTEE
Frederick P. Stratton Jr. (chair)
Barbara L. Bowles
John F. Bergstrom
Robert A. Cornog
Ulice Payne Jr.

NUCLEAR OVERSIGHT COMMITTEE
John F. Ahearne (chair)
Frederick P. Stratton Jr.

(The Nuclear Oversight Committee includes one employee member, Frederick D. Kuester, president - Generation Group, and three non-directors who serve as ad hoc members due to their considerable expertise in nuclear matters.)

* EFFECTIVE APRIL 30, 2004, MR. ABDOO WILL RETIRE FROM ALL OFFICER AND DIRECTOR POSITIONS WITH THE COMPANY AND ITS SUBSIDIARIES. MR. KLAPPA WILL ASSUME ALL TITLES HELD BY MR. ABDOO EFFECTIVE AS OF MAY 1, 2004.



RICHARD A. ABDOO*
Director since 1988

Chairman of the Board and Chief Executive Officer, Wisconsin Energy Corporation, Milwaukee, Wisconsin.



JOHN F. AHEARNE
Director since 1994

Director of the ethics program of the Sigma Xi Center for Sigma Xi, The Scientific Research Society, Research Triangle Park, North Carolina. The organization publishes *American Scientist* magazine, provides grants and conducts meetings on scientific issues.



JOHN F. BERGSTROM
Director since 1987

Chairman and Chief Executive Officer of Bergstrom Corporation, Neenah, Wisconsin. The company owns and operates automobile sales and leasing businesses.



BARBARA L. BOWLES
Director since 1998

Founder, Chairman and Chief Executive Officer of The Kenwood Group, Chicago, Illinois. Investment advisory firm that manages pension funds for corporations, public institutions and endowments.



ROBERT A. CORNOG
Director since 1993

Retired Chairman of the Board, President and Chief Executive Officer of Snap-on Incorporated, Kenosha, Wisconsin. The company produces hand and power tools, diagnostic and shop equipment, and tool storage products.



WILLIE D. DAVIS
Director since 2000

President and Chief Executive Officer of All Pro Broadcasting, Inc., Los Angeles, California. The company owns and operates radio stations in Los Angeles and Milwaukee.



GALE E. KLAPPA*
Director since 2003

President of Wisconsin Energy Corporation, Milwaukee, Wisconsin.



ULICE PAYNE JR.
Director since 2003

Former President and Chief Executive Officer of the Milwaukee Brewers Baseball Club, Inc., Milwaukee, Wisconsin. Professional baseball team.



FREDERICK P. STRATTON JR.
Director since 1987

Chairman Emeritus of Briggs & Stratton Corporation, Wauwatosa, Wisconsin. Manufacturer of small gasoline engines.



GEORGE E. WARDEBERG
Director since 2000

Retired Vice Chairman of the Board of Wisconsin Energy Corporation, Milwaukee, Wisconsin.

Wisconsin Energy Corporation

231 W. MICHIGAN STREET
P.O. BOX 2949
MILWAUKEE, WI 53201
WWW.WISCONSINENERGY.COM



9341-AR-04
2K446-SM-HM-130M